Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Atlantic Power Corporation

The following table sets forth the ratio of earnings to fixed charges for the periods indicated below.

	Year Ended December 31,
(in thousands of U.S. dollars)	2012	2011	2010	2009		2008
Earnings (loss) from continuing operations before income taxes	$(143,735)	$(82,922)	$(11,964)	$(82,727)		$(2,648)
Loss attributable to noncontrolling interest	593	480	103	—		—
Distributions from equity investments	38,347	21,889	16,843	27,884		41,031
Interest capitalized	(16,952)	(2,979)	(4,968)	—		—
Preferred share dividends of a subsidiary company	(13,049)	(3,247)	—	—		—
Fixed charges (from below)	151,544	52,232	34,329	74,498		60,984
	$16,748	$(14,547)	$34,343	$19,655		$99,367
Preferred share dividends of a subsidiary company	13,049	3,247	—	—		—
Project level interest	44,972	23,032	22,628	18,800		17,709
Corporate level interest	93,523	25,953	11,701	55,698		43,275
	$151,544	$52,232	$34,329	$74,498		$60,984
Ratio of earnings to fixed charges	(1)	(1)	1.00		(1)	1.63

(1)         Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, “earnings” is the amount resulting from adding together earnings (loss) from continuing operations before income taxes, distributions from equity investments and fixed charges and subtracting loss attributable to noncontrolling interests, interest capitalized and preferred share dividends of a subsidiary company. “Fixed charges” is the amount resulting from adding together preferred share dividends of a subsidiary company, project level interest (including interest capitalized and interest from discontinued operations) and corporate level interest expenses. Earnings were insufficient to cover fixed charges by $134.8 million, $67.9 million and $54.8 million, for the years ended December 31, 2012, 2011 and 2009, respectively.